Exhibit 4.5

April 01, 2005

To The Kind Attention of Mr. and Mrs. Matt Cooke:

Thank-you for your demonstrated interest in Meridian Medical Inc. On behalf of Meridian Co., Ltd. we would like to engage your representation for marketing services as Celebrity endorsers.

The term of this agreement will be for a 3 month period from the date of signing acceptance of this agreement, with a second year option to be renegotiated 30 days prior to the expiry of the first 3 month agreement.

Throughout this agreement the representation services you would perform will be as follows:

1.	Attendance at specific meetings with existing shareholders, potential shareholders, and / or existing and potential investment advisors

2.	Attendance at 2 formal functions a month (not to include any informal meetings that may be required). Attendance of these 2 formal functions not transferable month to month.

3.	Attendance at health related trade shows/exhibits

4.	Endorsements of Meridian products and /or verbal testimonials endorsing Meridian products and Meridian Co. Ltd to assist in increasing company and shareholder value.

5.	Provide Meridian Co., Ltd. with the right to use your names, likeness, photograph, and/or endorsement on print material, website, video literature.

6.	The endorsements shall be subject to the mutual agreement of both parties prior to dissemination.

7.	When you are no longer involved with Meridian Co., Ltd., Meridian will not be permitted to produce new promotional literature which includes your endorsements.

As per your request, you will not be required to attend meetings in brokerage firms. All efforts will be made to provide you with two weeks notice prior to committing to your attendance. However, under special circumstances if would be expected and appreciated if you attend with shorter notice. Meridian may also request that you attend functions outside of British Columbia. If this occurs all expenses to and from your engagement will be paid by Meridian Co., Ltd.

Remuneration for your representation will be as follows:

As a initial payment, you will be given 7,000 shares already received, you will be given 100,100 free trading unrestricted shares of MRDAF (OTCBB) payable on the first business day of each month. Payment of these shares will be issued as follows:

1.	As a initial payment, you will be given 7,000 shares free trading unrestricted shares of MRDAF (OTCBB) within 7 business days after agreement is signed.

2.	Within the 7th business day of the next 3 months an additional 10,100 shares will be issued

Cancellation of this agreement may be enforced by either party within 30 days written notice at which time all remuneration will be considered null and void from the expiry of the 30 day notice period.

We thank you for your involvement and look forward to a mutually beneficial relationship.

As per your request all communication and notification for involvement will be communicated through Marcello Leone.

Sincerely,

Hyeon Seong Myeong
President, Meridian Co., Ltd.